Exhibit 13.35

App Miner Update Email Sent: June 10, 2019 Dear App Founder, We wanted to give an early heads up that we have seen a big upswing in app number and quality, and want to start issuing more payouts and in the Blockstack native token, Stacks (STX). In order to help this transition, there will be some changes to the App Mining registration process. Expect us to to reach out within the next two weeks requesting the following information: STX address: this can be generated through the the Stacks Wallet found at https://wallet.blockstack.org/. Personal Identifying Information. Your review and signing of a new app mining participant agreement. The only action you can take at the moment is generating your Stacks (STX) address which we will request later. Beyond that, there is no additional action required from you at this time. Thank you and happy building! The App Mining Team Warning about Phishing Attacks Please be advised that Stacks tokens will be sold only upon qualiﬁcation by the SEC, and the tokens do not currently trade on any exchange. Oﬀicial announcement of SEC approval and sale will be through stackstoken.com or other oﬀicial Blockstack communication channels. Potential investors should be cautious of phishing attacks and false information about our oﬀering from unauthorized parties.

Rule 255 Legend This communication may be deemed “testing the waters” material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an oﬀering under Regulation A. We may choose to make an oﬀering to some, but not all, of the people who indicate an interest in investing, and that oﬀering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has qualiﬁed the oﬀering statement that we have ﬁled with the SEC. The information in that oﬀering statement will be more complete than the information we are providing now, and could diﬀer in important ways. You must read the documents ﬁled with the SEC before investing. No money or other consideration is being solicited, and if sent in response, will not be accepted. No oﬀer to buy the securities can be accepted and no part of the purchase price can be received until the oﬀering statement ﬁled by the company with the SEC has been qualiﬁed by the SEC. Any such oﬀer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualiﬁcation. An indication of interest involves no obligation or commitment of any kind. Any person interested in investing in any oﬀering of Stacks Tokens should review our disclosures and the publicly ﬁled oﬀering statement and the preliminary oﬀering circular that is part of that oﬀering statement at stackstoken.com Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other ﬁnancial regulatory authority or licensed to provide any ﬁnancial advice or services.